Operating Agreement of The Rattlin' Bog LLC

This Operating Agreement (the "Agreement") is made and entered into as of 08/11/2024, by and among the following members (individually, a "Member" and collectively, the "Members"):

1. **Maxwell Klaiber**, residing at **918 W. College St. #210 Los Angeles CA 90012**
2. **Jess Creasman**, residing at **15931 Promontory Rd. Chino Hills, CA 91709**

Article I – Formation

1. **Formation**: The Members have formed a Limited Liability Company **The Rattlin' Bog LLC** under the laws of the State of California, pursuant to the **California Revised Uniform Limited Liability Company Act.**
2. **Name**: The name of the Company is **"The Rattlin' Bog LLC."**
3. **Principal Office**: The principal office of the Company is located at **918 W. College St. #210 Los Angeles CA 90012**, or such other place as the Members may designate.

Article II – Purpose

1. **Business Purpose**: The purpose of the Company is to develop, produce, and distribute a feature film project, and to engage in any other lawful business activities related to the film industry.

Article III – Members and Capital Contributions

1. **Members**: The initial Members of the Company are listed in the preamble of this Agreement.
2. **Ownership Interests**:

Maxwell Klaiber:

- Ownership percentage: **50%**
- Cash Contribution: **$10,000**
- In-Kind Contributions: **wrote the script, led the fundraising campaign.**

Jess Creasman

- Ownership percentage: **50%**
- Cash Contribution: **$10,000**
- In-Kind Contributions: **Organizational management and Producing the project.**

3. **Additional Contributions**: No Member shall be required to make additional contributions. However, additional contributions may be made as agreed upon by all Members.

Article IV – Management

1. **Management Structure**: The Company shall be **Memeber-Managed.**
2. **Duties and Authority**: The designated Manager(s) shall have full authority to manage and control the business and affairs of the Company.

Article V – Voting Rights and Decision Making

1. **Voting**: Each Member shall have voting rights proportional to their percentage of ownership interest in the Company.
2. **Decisions**: Major decisions, including but not limited to, changes in business purpose, amendments to this Agreement, and the dissolution of the Company, shall require the affirmative vote of Members holding **75%** of the ownership interests.

Article VI – Profits, Losses, and Distributions

1. **Allocation of Profits and Losses**: The Company's profits and losses shall be allocated to Members in proportion to their respective ownership interests.
2. **Distributions**: Distributions of available cash shall be made to the Members in proportion to their ownership interests, subject to any necessary reserves for operating expenses or other obligations.

Article VII – Transfer of Interests

1. **Transfer Restrictions**: No Member may transfer their interest in the Company without the prior written consent of the other Members.
2. **Right of First Refusal**: In the event of a proposed transfer, the remaining Members shall have the right to purchase the transferring Member's interest on the same terms and conditions as the proposed transfer.

Article VIII – Books and Records

1. **Books and Records**: The Company shall maintain complete and accurate books and records of its business and financial activities.
2. **Access**: Each Member shall have access to the books and records of the Company during regular business hours.

Article IX – Dissolution

1. **Events of Dissolution**: The Company shall be dissolved upon the occurrence of any of the following events:
   - The unanimous agreement of the Members.
   - The sale or disposition of substantially all of the Company's assets.
   - Any other event that, under applicable law, requires dissolution.
2. **Winding Up**: Upon dissolution, the Company's assets shall be liquidated, and the proceeds shall be used to pay any outstanding obligations. Any remaining assets shall be distributed to the Members in proportion to their ownership interests.

Article X – Miscellaneous

1. **Amendments**: This Agreement may be amended only by a written agreement signed by all Members.
2. **Governing Law**: This Agreement shall be governed by and construed in accordance with the laws of the State of California.
3. **Severability**: If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect.

IN WITNESS WHEREOF, the Members have executed this Operating Agreement as of the day and year first above written.



Maxwell Klaiber

Jesse Creasman

Jess Creasman